24000903

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53569

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eureka Capital Markets, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 05 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

52 Vanderbilt Avenue, Suite 902
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 State Route 35	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

1/6/2010	PCAOB # 3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Svetlana Simkina, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eureka Capital Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SREEWATT E GOB N
Notary Public - State of New York
NO. [illegible]
Qualified in Bronx County
My Commission Expires Dec [illegible], 2025

Signature:

Title:
Managing Director

Notary Public

SEC Mail Processing

Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Eureka Capital Markets, LLC
(A Limited Liability Company)

Statement on Financial Condition

Year Ended December 31, 2023

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	354,139
Accounts receivable		50,000
Total assets	$	404,139

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	407
Commissions payable		17,500
Deferred Revenue`		-
Due to Parent		209,632
Total liabilities		227,539
Member's equity		176,600
Total liabilities and member's equity	$	404,139

The accompanying notes are an integral part of the financial statement.

EUREKA CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Eureka Capital Markets, LLC, a Limited Liability Company, (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP" or the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The individual member's liability is limited to capital contributed. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, Employee Stock Ownership Plan ("ESOP") transactions, business restructurings, capital raising and other corporate finance assignments.
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts for customers and (3) does not carry Proprietary Accounts of Broker-Dealers ("PAB").

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue recognition:

The Company recognizes revenues pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 "Revenue from contracts with Customers". Revenues are recognized when there is transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for these services and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client. Fees received that are earned only upon a contingent event are recorded as deferred revenue until the event occurs.

Note 1 - Business and summary of significant accounting policies (continued):

Current Expected Credit Loss:

The Company adopted Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2023. For short-term accounts receivable, the guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. This requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. As of December 31, 2023, allowance for credit losses was expected to be zero.

Income taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to a tax-sharing policy, UBT for the Company, which is subject to an apportionment formula, is determined on the basis of its separate taxable income. There was UBT tax of $2,374 apportioned to the Company for the year ended December 31, 2023.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2023.

The Company has no unrecognized tax benefits at December 31, 2023. The Company's Federal and state income tax returns prior to fiscal year 2019 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2023.

EUREKA CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies (concluded):

Marketing:

Marketing costs are expensed as incurred. Marketing expense totaled $2,063 for the year ended December 31, 2023.

Note 2 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2023 were paid by ECP. The Company and ECP have an expense sharing agreement, as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $50,000 per month for operating expenses relating to its broker-dealer activities. The Company's share of operating expenses was approximately 62% of total costs for marketing, communications, travel and entertainment, professional fees, certain taxes, office supplies, rent, dues and subscriptions, insurance, outside services and other miscellaneous expenses and approximately 52% of total compensation and benefits costs. Certain referral fees, insurance, regulatory, taxes and other fees related to its broker-dealer activities are paid directly by the Company. In July 2023, the monthly management fee the Company paid to ECP was increased from $50,000 to $58,000. To reimburse ECP for the Company's share of expenses, the monthly fee increased to $132,829 in December 2023. The Company shares office space with ECP. ECP has allocated rent expense of $96,444 to the Company for the year ended December 31, 2023. At December 31, 2023, due to Parent represents unpaid management fees, reimbursable expenses and commission paid directly by ECP, totaling $209,632. The total amount of expenses allocated to the Company from ECP included in the accompanying statement of income is $722,829 for the year ended December 31, 2023.

Note 3 - Commissions payable:

Commissions are due and paid only when the accounts receivable have been collected by the Company. As of December 31, 2023, there was outstanding commission payable of $17,500.

Note 4 - Concentrations of credit risk:

The Company's top three clients accounted for approximately 74% of revenues for the year ended December 31, 2023.

Cash and cash equivalents:

Cash and cash equivalents are comprised of cash balances, cash on current accounts with banks, bank deposits and other highly liquid short-term investments with original maturities of less than three months. Accounts with financial institutions subject the Company to concentrations of credit risk. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2023, the Company had $104,139 of its cash and cash equivalents balance in excess of FDIC insurance limits.

For the year ended December 31, 2023, 100% of the Company's accounts receivable were from one customer.

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. The dollar amount of net capital required to be maintained is the greater of six and two thirds of aggregate indebtedness, as defined, or $5,000. At December 31, 2023, the Company has net capital of $144,100 which was $128,931 in excess of its required net capital of $15,169. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1.

Note 6 – Subsequent event:

The Company has evaluated events and transactions that occurred between December 31, 2023 and February 28, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company determined that no such subsequent events occurred during this period.

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Eureka Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eureka Capital Markets, LLC's management. Our responsibility is to express an opinion on Eureka Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eureka Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Eureka Capital Markets, LLC's auditor since 2022.

Adeptus Partners, LLC

Ocean, New Jersey

February 28, 2024